SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM N-18F-1

                NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                               AYCO SERIES TRUST
                               -----------------
                           (Exact name of Registrant)

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company, on behalf of the Ayco Large Cap Growth Fund I ("Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Albany and the state of New York on the 21st day of November, 2000.

                                   Signature:  AYCO SERIES TRUST
                                        (Name of Registrant)


                                   By:  /s/ John J. Collins, III
                                        ---------------------------------------
                                        John J. Collins, III
                                        Chief Financial Officer and Controller


Attest: /s/ Emily Stachewicz
        ---------------------------------------
        Name: Emily Stachewicz
        Title: Administrative Assistant